

Mail Stop 3561

September 27, 2016

Curtis D. McClellan
Chief Financial Officer
ClubCorp Holdings, Inc.
3030 LBJ Freeway, Suite 600
Dallas, Texas 75234

> **Re:** **ClubCorp Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2015**
> **Filed February 29, 2016**
> **File No. 001-36074**

Dear Mr. McClellan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure